Exhibit 99.1

Xinyuan Real Estate Confirms Intent to Maintain Stake in Property Management Subsidiary

BEIJING, Apri 15, 2020 -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager, today confirmed its intent to maintain its full holding of 300 million shares in its publicly-traded subsidiary, Xinyuan Property Management Service (Cayman) Ltd. (“Xinyuan Property Management”)(1895.HK), after the lock-up period ends on April 11, 2020. The Company owns 60% of Xinyuan Property Management and has no plan to reduce its stake.

Xinyuan Property Management was founded in 1998 and has been consistently ranked among the top property service companies in China. Xinyuan Property Management has been variously recognized as: a “Top 100” property management firm; a property services excellent brand; a property management brand influencer; and a property management outstanding enterprise. Over the past 20 years, Xinyuan Property Managementhas established up to 38 branches in China and is a pillar in parent Xinyuan Real Estate’s “pan-property industry ecosystem”.

Xinyuan Property Management provides property management services in the People's Republic of China. The company offers property management services, including cleaning and sanitation, safety and security, gardening, parking space management, and facilities maintenance services for complexes, residential properties, and office buildings. It also provides a range of value-added services, such as utility fee payment, common area resources management, home living, and property cleaning and delivery services. In addition, it offers pre-delivery services comprising sales assistance, property sales venue management, and property sales venue warm-up services; consulting services, such as advisory, and referral and management services; and property decoration, real estate marketing, event planning and execution, and engineering services. It serves property developers, owners, and occupants. The company is headquartered in Zhengzhou, the People's Republic of China.

Mr. Yong Zhang, Chairman of Xinyuan, commented, “We intend to preserve our full stake in Xinyuan Property Management for the long-term as we anticipate continued robust growth. As the controlling shareholder, we firmly believe in the long-term value of Xinyuan Property Management, and thus have no plans to reduce our holding at the moment.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York City. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about grwoth expectations and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the impact of the COVID-19 pandemic on the real estate markets and economies of the cities and countries in which we operate; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2018. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.
Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

The Blueshirt Group

In U.S.: Ms. Julia Qian

Email: Julia@blueshirtgroup.com

In China: Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email:  susie@blueshirtgroup.com